Rachel B. Proffitt

+1 415 693 2031

rproffitt@cooley.com

February 4, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bernard Nolan

Larry Spirgel

Kathleen Collins

Frank Knapp

Re:	Procore Technologies, Inc.

Draft Registration Statement on Form S-1

Submitted November 21, 2019

CIK No. 0001611052

Ladies and Gentlemen:

On behalf of Procore Technologies, Inc. (“Procore” or the “Company”), we are submitting this letter and the following information in response to a letter, dated January 22, 2020, from the staff (the “Staff”) of the Division of Corporation Finance Office of Technology of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended confidential draft registration statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on January 13, 2020. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). We are also sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Prospectus Summary, page 1

1.

Please tell us how you determine and define the various user metrics disclosed such as (a) the 1.3 million users of your platform; (b) 60% of users that were collaborators; and (c) 170 users on average per customer. In this regard, your response to prior comment 7 indicates that you are unable to accurately determine which collaborators become customers since collaborators use a variety of different log-in credentials and devices to access your platform. Also, given your inability to track the conversion of collaborators to users, please further explain your assertions that once collaborators have used your platform, they may potentially become customers and evangelize your products.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000     f: (415) 693-2222    cooley.com

U.S. Securities and Exchange Commission

February 4, 2020

Page Two

The Company respectfully advises the Staff that it defines users as all project participants who log onto the Company’s platform. The Company calculates the number of users on its platform during a given period as the number of users, based on the user’s log-in credentials, who log onto the Company’s platform during the period. When the Company refers to the “number of users brought onto our platform,” the Company is referring to the number of users invited to the platform during a given period. The Company calculates the number of users brought onto the platform on average per customer by dividing the total number of users invited to the Company’s platform by customers during the period by the number of customers at the end of that period. The Company determines whether a user is a collaborator or a customer’s employee based on whether the user’s email address is associated with a customer. In 2019, based on users’ email addresses, the Company determined that over 60% of users were collaborators. The Company separately validated this figure by collecting information from new users when they first logged onto the platform. Although only a subset of these users provided this information in 2019, of users who provided such information, over 60% identified themselves as collaborators.

While the Company is able to track user logins, it is not able to tie collaborators to specific companies they work for as that information is not required to obtain login credentials. Conversion of a collaborator to a customer is determined at the company level rather than at the user level, and therefore a collaborator’s login credentials are not sufficient to track whether the collaborator’s company becomes a customer. Although the Company is unable to precisely quantify the conversion of collaborator companies to customers, the Company collects data from new customers and speaks extensively to prospects during the sales process and after they become customers, and is able to confirm that certain collaborator companies become customers and evangelize Procore on future projects.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 58

2.

On page 5, you refer to “only 41%” of your customers subscribing to four or more of your products as a means to illustrate potential future market expansion. You further explain that several of your products are new and you believe your market opportunity could expand as you introduce new products. However, you state here that 59% of your customers subscribed to three or more of your products, which you believe illustrates successful introduction of new products. Please clarify these disclosures, as these statements appear to be somewhat inconsistent.

In response to the Staff’s comment, the Company has revised pages 6 and 87 of the Amended Draft Registration Statement. As described in the Amended Draft Registration Statement, the Company has introduced a number of new products in recent years, and has seen the successful adoption of these new products as demonstrated by the percentage of customers that have subscribed to three or more products. The Company also believes that the median number of products customers subscribe to will continue to increase as the Company’s newer products, some of which were only introduced within the last few months, are more widely adopted and the Company continues to introduce new products that are responsive to customers’ needs.

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Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000     f: (415) 693-2222    cooley.com

U.S. Securities and Exchange Commission

February 4, 2020

Page Three

Please contact me at (415) 693-2031, Jon Avina of Cooley LLP at (650) 843-5307 or Peter Mandel of Cooley LLP at (415) 693-2102 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.

Jon Avina, Cooley LLP

Brad Libuit, Cooley LLP

Peter Mandel, Cooley LLP

Steven Stokdyk, Latham & Watkins LLP

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000     f: (415) 693-2222    cooley.com